                                                                   Exhibit 23.2


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Superior Galleries, Inc.:


We consent to the incorporation by reference in this Registration Statement of Superior Galleries, Inc. on Form S-8 of our report dated September 5, 2003, appearing in the Annual Report of Form 10-KSB of Superior Galleries, Inc. for the year ended June 30, 2004.

Our report dated September 5, 2003 contains an explanatory paragraph that states the Company has recurring losses from operations, negative cash flows from operations, is in default on a significant debt obligation, and limited working capital that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                           /s/ HASKELL & WHITE LLP


Irvine, California
August 23, 2004